UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number 000-50453

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

DISTRIBUTED ENERGY SYSTEMS CORP.
Full name of registrant

[Not applicable.]
Former name if applicable

10 Technology Drive
Address of principal executive office (Street and Number)

Wallingford, CT 06492
City, state and zip code

PART II RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On June 4, 2008, Distributed Energy Systems Corp. (“Distributed Energy” or the “Company”) filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”), in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), Case No. 08-11101. On the same date, Distributed Energy’s subsidiary, Northern Power Systems, Inc. (“Northern Power”) (Case No. 08-11102), also filed a voluntary petition for relief under the provision of Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. Pursuant to a Bankruptcy Court order dated June 5, 2008, both cases are being jointly administered under Case No. 08-11101. Distributed Energy and Northern Power are managing their businesses as debtors-in-possession pursuant to the provisions of the Bankruptcy Code.

On July 10, 2008, Distributed Energy entered into a Stock Purchase Agreement pursuant to which it sold all shares of its Proton Energy Systems, Inc. subsidiary (“Proton”) to F9 Investments, LLC, the prevailing bidder in an auction held on that date. The bankruptcy court approved the sale on July 15, 2008. The sale of Proton was closed on July 25, 2008.

On July 17, 2008, the Distributed Energy and Northern Power entered into an Asset Purchase Agreement pursuant to which they will sell substantially all assets of the Company’s Northern Power wind business to CB Wind Acquisition Corp., the prevailing bidder in an auction held on June 16, 2008. The bankruptcy court granted the Company’s motion on July 18, 2008. The Company expects to close the Northern Power sale in the near future.

The Proton and Northern Power subsidiaries constitute substantially all of Distributed Energy’s assets. Following the closing of the Northern Power sale, Distributed Energy expects to wind down its operations. The Company expects to retain one employee or consultant to serve as officer and director during the wind-down period, and will only retain additional employees or consultants as needed to wind down operations.

Many of the personnel who would ordinarily be involved in the preparation of the 10-Q departed in connection with the Proton sale, and the remaining personnel are currently focused on closing the Northern Power sale. The Company has not had the resources, and does not expect to have the resources, to file its Form 10-Q.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Peter J. Tallian	203	678-2148

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons set forth above regarding its bankruptcy proceedings and limited resources, the Company is unable to provide a reasonable estimate of its results of operations for the quarter ended June 30, 2008. Accordingly, the Company cannot at this time estimate what significant changes would be reflected in its results of operations for such period compared to prior periods. The Company notes that its 2007 results of operations were prepared on the basis of the assumption that the Company and its consolidated subsidiaries would continue to operate as a going concern, which was not the case as of June 30, 2008.

On July 8, 2008, the Company filed a Current Report on Form 8-K announcing that it had filed its Statements of Financial Affairs and Schedules of Assets and Liabilities (collectively, the “Bankruptcy Schedules”) with the United States Bankruptcy Court for the District of Delaware. The Bankruptcy Schedules for the registrant and its Northern Power Systems, Inc. subsidiary are available without charge on the website of the Company’s Claims Agent, Epiq Systems, Inc. at www.epiqbankruptcysolutions.com by clicking on “Case Information” and searching in the “Distributed Energy Systems Corp.” case docket for documents filed on July 9, 2008. The Company intends to file additional Current Reports on Form 8-K to announce future filings of financial information with the bankruptcy court.

This Notification of Late Filing on Form 12b-25 contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. All statements herein that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements. We generally identify these statements by words or phrases such as “anticipate,” “estimate,” “plan,” “expect,” “believe,” “intend,” “will,” “may,” and similar words or phrases. These statements discuss, among other things, the timing of the completion and filing of the June 30, 2008 Form 10-Q and the Company’s expected results of operations for the quarter ended June 30, 2008. These statements are subject to risks, uncertainties and other factors, including, among others, risks, uncertainties and factors set forth in our reports and documents filed with the Securities and Exchange Commission (which reports and documents should be read in conjunction with this Notification of Late Filing on Form 12b-25). We caution that it is impossible to predict actual results or outcomes or the effects of risks, uncertainties or other factors on anticipated results or outcomes and that, accordingly, you should not place undue reliance on these statements. Forward-looking statements speak only as of the date when made, and we undertake no obligation to update these statements in light of subsequent events or developments. Actual results and outcomes may differ materially from anticipated results or outcomes discussed in forward-looking statements.

DISTRIBUTED ENERGY SYSTEMS CORP.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	August 11, 2008	By:	/s/ Peter J. Tallian
		Name:	PETER J. TALLIAN
		Title:	CHIEF FINANCIAL OFFICER